April 3, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:Mr. Larry Spirgel

Re:	Clear Channel Communications, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2007, filed February 14, 2008 File No. 1-9645
Dear Mr. Spirgel:
     This letter is in response to the Staff’s comments to the Company by its letter dated March 13, 2008 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Form 10-K for the Fiscal Year ended December 31, 2007
1.	We note that your discussion regarding goodwill and indefinite lived intangible assets does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosure when quantitative information is reasonably available and will provide material information for investors. Please provide us with your proposed disclosures.
For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
Our indefinite lived intangible assets consist of FCC licenses and billboard permits. We determined that the key assumptions that are sensitive to change, and the change is reasonably likely to occur and would have a material impact on our financial statements, are revenue growth rates, profit margin, and risk adjusted discount rates. Therefore, we will add the following disclosure in the critical accounting estimates section of Item 7 in our 2008 Form 10-K populated with 2008 data:

Securities and Exchange Commission
April 3, 2008

If actual results are not consistent with our assumptions and estimates, we may be exposed to impairment charges in the future. The following table shows the impact on the fair value of our FCC licenses and billboard permits of a 100 basis point decline in our revenue growth rate, profit margin, and discount rate assumptions:

Indefinite-lived intangible	Revenue growth rate	Profit margin	Discount rates
FCC licenses	XX	XX	XX
Billboard permits	XX	XX	XX
Our goodwill impairment testing also involves assumptions that are sensitive to change. We determined that the key assumptions that are sensitive to change, and the change is reasonably likely to occur and would have a material impact on our financial statements, are revenue growth rates, profit margin, and risk adjusted discount rates. Therefore, we will add the following disclosure in the critical accounting estimates section of Item 7 in our 2008 Form 10-K populated with 2008 data:
If actual results are not consistent with our assumptions and estimates, we may be exposed to impairment charges in the future. The following table shows the impact on the fair value of each of our reportable segments of a 100 basis point decline in our revenue growth rate, profit margin, and discount rate assumptions:

Reportable segment	Revenue growth rate	Profit margin	Discount rates
Radio Broadcasting	XX	XX	XX
Americas Outdoor	XX	XX	XX
International Outdoor	XX	XX	XX
Note H — Financial Instruments, page 81
Interest Rate Swaps, page 82
2.	We note that you have $1.1 billion of interest rate swaps as of December 31, 2007. You also state that the terms of the underlying debt and the interest rate swap agreements coincide; therefore the hedge qualifies for the short-cut method defined in SFAS 133. In this regard, tell us in detail how you considered paragraph 68 of SFAS 133 in determining that you met the condition to apply the short-cut method. Your response should include the terms of your debt and the interest rate swap agreements.
We have three interest rate swaps that were designated at their inception as fair value hedges for three underlying fixed-rate debt obligations. The terms of the underlying fixed rate debt obligations are as follows:

Debt obligation	5.0% Senior Notes

Principal amount	$300 million

Date issued	December 9, 2003

Securities and Exchange Commission
April 3, 2008

Payment dates	The 15th day of March and September of each year, commencing March 15, 2004

Maturity date	March 15, 2012

Optional redemption	The notes are redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amounts of the notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to May 15, 2012 discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points

Debt obligation	4.4% Senior Notes

Principal amount	$250 million

Date issued	May 21, 2003

Payment dates	The 15th day of May and November of each year

Maturity date	May 15, 2011

Optional redemption	The notes are redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amounts of the notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to May 15, 2011 discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points

Debt obligation	4.25% Senior Notes

Principal amount	$500 million

Date issued	May 1, 2003

Payment dates	The 15th day of May and November of each year

Maturity date	May 15, 2009

Optional redemption	The notes are redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amounts of the notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to May 15, 2009 discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points

Securities and Exchange Commission
April 3, 2008

The terms of the associated interest rate swap agreements are as follows:

Hedge instrument	$300 million notional amount, receive fixed (5.0%) and pay floating (6 month LIBOR + 40.6 basis points)

Hedged item	5.0% Senior Notes due 2012

Effective date	December 9, 2003

Payment dates	The 15th day of March and September of each year, commencing March 15, 2004, through and including the Termination Date

Termination date	March 15, 2012

Hedge instrument	$250.0 million notional amount, receive fixed (4.4%) and pay floating (6 month LIBOR — 23 basis points)

Hedged item	4.4% Senior Notes due 2011

Effective date	August 15, 2003

Payment dates	The 15th day of May and November of each year, commencing November 15, 2003, through and including the Termination Date

Termination date	May 15, 2011

Hedge instrument	$500.0 million notional amount, receive fixed (4.25%) and pay floating (6 month LIBOR + 39.3 basis points)

Hedged item	4.25% Senior Notes due 2009

Effective date	May 1, 2003

Payment dates	The 15th day of May and November of each year, commencing May 15, 2003, through and including the Termination Date

Termination date	May 15, 2009
We considered each of the criteria in ¶68 of SFAS 133 and determined each swap qualified for the short-cut method. Our analysis follows:
a.	The notional amount of each swap above matches the principal amount of the underlying debt obligations.
b.	The hedging instruments above are solely interest rates swaps that had a fair value of zero at the effective date of the hedging relationship.
c.	The formula for computing net settlements under each interest rate swap is the same for each net settlement. We receive a fixed amount and pay a floating amount for each swap as noted above. In each case, the fixed rates are the same throughout the terms and the variable rates are based on six month LIBOR plus applicable margins.
d.	The Company applied the guidance in Implementation Issue E6 and determined that the debt-obligations are not prepayable. In that regard, each debt obligation is redeemable at our option at an amount greater than the then fair value.
e.	We are hedging the changes in fair value of the debt obligations due to changes in market interest rates. We use LIBOR as a proxy for market interest rates, which matches the index on which the variable leg of the interest rate swaps are based.
f.	The terms of the debt obligations and the interest rate swaps are typical of those types of instruments and do not invalidate the assumption of no ineffectiveness.

Securities and Exchange Commission
April 3, 2008

g.	The expiration date of each swap matches the maturity date of the underlying debt obligations.
h.	There are no floors or caps on the variable interest rates of the swaps.
i.	The variable interest rates of the swaps are six month LIBOR and reset every six months.
Secured Forward Exchange Contracts, page 82
3.	It appears that you offset the change in the fair value of your ten-year secured forward exchange contracts by recording your investment in American Tower Corporation shares as trading securities. Tell us your basis in the accounting literature for recording these shares as trading securities. At a minimum, you should provide us with your detailed analysis of paragraph 12 of SFAS 115. Also tell us the period of time you plan to hold the American Tower shares and if this period coincides with the ten-year term of your secured forward exchange contracts. If not, tell us why you entered into contracts with a length of ten years.
We entered into the secured forward exchange contracts on January 31, 2001. Prior to adoption of SFAS 133, we accounted for our investment in American Tower Corporation shares as available-for-sale securities under the guidance in ¶12 of SFAS 115. Upon initial application of SFAS 133, we applied the guidance in SFAS 133 ¶55 which allowed us to transfer our American Tower Corporation securities into the trading category so that changes in fair value of the shares could offset changes in fair value of the secured forward exchange contracts. The Company intends to hold the American Tower Corporation shares classified as trading for the term of the secured forward exchange contracts.

Securities and Exchange Commission
April 3, 2008

* * * *
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer